Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 3, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Mr. Larry Spirgel

                        Assistant Director

                        AD Office 11 - Telecommunications

            Re:        ADT Inc.

                           Draft Registration Statement on Form S-1

                           Submitted September 28, 2017

                           CIK No. 0001703056

Dear Mr. Spirgel:

On behalf of ADT Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for non-public review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on September 28, 2017.

Amendment No. 1 was confidentially submitted to the Commission for non-public view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. The Company hereby confirms that it will publicly file its Registration Statement and all amendments thereto at least 15 days prior to any road show or, if there is no road show, at least 15 days before the effective date of the Registration Statement.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated October 25, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein (the “Prospectus”).

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 3, 2017

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Company Overview, page 1

1.	In discussing your significant and stable cash flow generation, you disclose on pages 2 and 142 that you do not expect to be a material cash taxpayer for the next few years as the result of your $4 billion net operating loss position. Please expand your disclosure at page 142 or in Management’s Discussion and Analysis to quantify the amount of years you expect this to be the case. Discuss the factors that may extend or shorten this period or limit your ability to use the net operating losses.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 2 and 144 of Amendment No. 1.

2.	We note your disclosure on the bottom of page 3 of your monitoring and service revenue and Adjusted EBITDA for the 12 months ended June 30, 2017, and your pro forma monitoring and service revenue and Pro Forma Adjusted EBITDA for the year ended December 31, 2016. Please explain why you chose to highlight these periods and metrics. Also disclose how you calculated the monitoring and service revenue and Adjusted EBITDA for the 12 months ended June 30, 2017. Lastly, balance this disclosure with disclosure of your total revenues and net losses for the year ended December 31, 2016 and six months ended June 30, 2017.

The Company chose to highlight monitoring and related services revenue and Adjusted EBITDA for the most recent twelve month period ended June 30, 2017, on a historical basis, and for the year ended December 31, 2016, on a supplemental pro forma basis, as these are significant metrics that management uses to assess the performance of the business. In addition, these metrics can be used as comparisons of the Company’s performance against that of other peer companies using similar measures. Given the significance of the ADT Acquisition, the Company presented each of these metrics in 2016 on a pro forma basis as if The ADT Acquisition occurred on January 1, 2015. The Company believes this presentation provides additional information to investors about its financial performance in a manner consistent with how management views its performance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 25 of Amendment No. 1. The Company has revised the financial information table, under the Statement of Operations Data, to include monitoring and related services revenue, installation and other revenue, as well as a footnote to describe the calculations of monitoring and related services revenue and Adjusted EBITDA for the twelve months ended June 30, 2017. In addition, the Company revised the disclosure on page 3 of Amendment No. 1 to include total revenues and net losses for the six months ended June 30, 2017, and the year ended December 31, 2016.

Our Formation, page 14

3.	We encourage you to clarify your disclosure to focus less on the mechanics of the acquisition by removing references to entities formed solely for the acquisition transactions.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 14 and 85 of Amendment No. 1.

Corporate Structure, page 16

4.	Please revise your organization chart to show the percentage ownership in the registrant by the various parties, including public shareholders. Also show the percentage ownership in Prime Security Services TopCo Parent GP, LLC (“Ultimate Parent”).

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 16 of Amendment No. 1.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 3, 2017

Our Sponsor, page 18

5.	Please disclose material benefits to be received by the Sponsor as a result of the offering, including any fees payable in connection with the offering and the repayment of debt incurred to pay the Special Dividend to the Sponsor.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 18 of Amendment No. 1. The Company respectfully submits that the proceeds of this offering will not be used to repay the 2017 Incremental First Lien Term B-1 Loan incurred to pay the Special Dividend to the Sponsor. See “Use of Proceeds.”

Risk Factors, page 32

Our substantial indebtedness could materially adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from making debt service payments, page 53

6.	To provide additional context to the risk, please disclose the percentage of your cash flow from operating activities that was dedicated to debt service, both principle and interest, in the fiscal year ended December 31, 2016 and the most recent interim period.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 53 of Amendment No. 1.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, page 60

7.	You indicate that, to the extent permitted by law, your amended and restated certificate of incorporation provides that your directors and officers who are also directors or officers of Apollo do not have a duty to refrain from engaging in similar business activities or from directing business opportunities to individuals other than the company. For context, provide examples of such activity that would be permissible under applicable state law. Also identify the company’s officers and directors who would be covered by these provisions.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 60 and 210 of Amendment No. 1.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 3, 2017

Use of Proceeds, page 67

8.	Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here, or provide a cross reference to the relevant section of your registration statement, the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering. To the extent any of this debt was incurred within one year, describe the use of proceeds of such indebtedness.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 67 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

2. Acquisition Adjustments, page 82

Pro Forma Adjustments, page 82

9.	Your current explanation of pro forma adjustments 2(a) and 2(b) is unclear to us. Please explain adjustments 2(a) and 2(b) in more detail and tell us why you believe these adjustments comply with Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 82, 128, 130, 133, and 136 of Amendment No. 1. Additional detail on adjustments 2(a) and 2(b) and why the Company believes these adjustments comply with Article 11 of Regulation S-X is included below.

Article 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma condensed income statement “shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.”

2(a) Deferred Revenue Adjustments:

As part of the ADT Acquisition purchase price allocation, the carrying value of deferred revenue associated with billings for services not yet rendered as of the valuation date of May 2, 2016 was adjusted downward to its estimated fair value in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). There was a reduction in monitoring and related services revenue of approximately $63 million in the ADT Inc. historical consolidated financial statements for the year ended December 31, 2016 due to the amortization of this purchase price allocation adjustment. As the services associated with the deferred revenue were provided over a period of less than 12 months, the adjustment does not have a continuing impact on the Company. Assuming the ADT Acquisition occurred on January 1, 2016, this reduction to revenue has been reversed in the unaudited pro forma consolidated financial statements as it was directly related to the acquisition, but did not have a continuing impact on the Company.

Additionally, as part of the ADT Acquisition purchase price allocation, the carrying value of deferred revenue for non-refundable fees received upon the initiation of a monitoring contract was reduced to its estimated fair value of zero in accordance with ASC 805. The deferred revenue would have been amortized into installation and other revenue over several years. As this purchase price allocation adjustment is directly related to the acquisition, factually supportable, and has a continuing impact, a pro forma adjustment was required to eliminate the historical amortization of deferred installation revenue of $58 million from The ADT Corporation’s historical statement of operations to give effect to the ADT Acquisition as if it had occurred on January 1, 2016.

2(b) Deferred Subscriber Acquisition Cost Adjustment:

As part of the ADT Acquisition purchase price allocation, the carrying value of deferred subscriber acquisition costs associated with acquiring customers was reduced to its estimated fair value of zero in accordance with ASC 805. The deferred costs would have been amortized into selling, general and administrative expenses over several years. As this purchase price allocation adjustment is directly related to the acquisition, factually supportable, and has a continuing impact, a pro forma adjustment was required to eliminate the historical amortization expense of $52 million from The ADT Corporation’s historical statement of operations to give effect to the ADT Acquisition as if it had occurred on January 1, 2016.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 3, 2017

2(b) Management Consulting Agreement:

In connection with the ADT Acquisition, the Management Service Provider entered into a management consulting agreement with the Company relating to the provision of certain management consulting and advisory services following the ADT Acquisition. In exchange for the provision of such services, the Company is required to pay the Management Service Provider $5 million each quarter.

Assuming the ADT Acquisition occurred on January 1, 2016, this agreement would have been in effect for four additional months and would have resulted in $7 million of incremental charges to the historical periods presented. This adjustment is directly attributable to the acquisition because it was entered into contemporaneously and in contemplation of the acquisition, factually supportable because it is a contractual relationship, and has a continuing impact on the Company as the term extends beyond one year. As a result, a pro forma adjustment was required to include the impact in the pro forma results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

Liquidity, page 103

10.	In addition to disclosing your ability to meet cash needs for the next twelve months, please expand your disclosure to discuss your long-term sources of, and needs for, capital. Please refer to guidance in Item 303(a)(1) and Instructions 2 and 5 to Item 303(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 103 of Amendment No. 1.

11.	Please provide a quantified discussion of the changes to your liquidity and capital resources as a result of the anticipated use of the offering proceeds. Discuss and quantify how your debt service and other obligations will change upon the repayment of certain indebtedness and redemption of preferred securities with the offering proceeds.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 103 and 104 of Amendment No. 1. The Company respectfully advises the Staff that it does not currently know the total amount of proceeds to be received from this offering. The Company will update this information in a subsequent filing prior to the effectiveness of the Registration Statement.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 3, 2017

Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 119

2. Unaudited Supplemental Pro Forma Statement of Operations for the Year Ended December 31, 2016, page 128

12.	Please tell us why certain acquisition adjustments, specifically adjustment 2(d), 2(f), and 2(g), have different values than the pro forma adjustments on page 79.

The pro forma financial information presented in the supplemental management’s discussion and analysis of financial condition and results of operations (“Supplemental Pro Forma MD&A”) for the year ended December 31, 2016, as described on page 120 of Amendment No. 1, reflects the ADT Acquisition and the Formation Transactions as if they had occurred on January 1, 2015. Further, the unaudited pro forma condensed combined financial information (“Pro Forma Article 11”) for the year ended December 31, 2016, as described on page 75 of Amendment No. 1, has been prepared pursuant to Article 11 of Regulation S-X, and reflects the ADT Acquisition as if it had occurred on January 1, 2016. The difference in values of the above referenced adjustments between Supplemental Pro Forma MD&A and Pro Forma Article 11 are caused by differences in the assumed date to reflect the ADT Acquisition. The differences for each adjustment are as follows:

2(d) Depreciation and intangible asset amortization was impacted by depreciation and intangible asset amortization on subscriber system assets and customer relationship intangible assets which are amortized on an accelerated basis. Due to the accelerated basis of depreciation and amortization, which allocates greater expense to earlier periods, a difference in the assumed acquisition date will cause the adjustment for 2016 to differ under the Supplemental Pro Forma MD&A presentation as compared to the Pro Forma Article 11 presentation.

2(f) Interest expense was impacted by the number of assumed principal paydowns of the Company’s incremental first lien term loan facility, which requires the Company to make scheduled quarterly principal payments. A difference in the assumed acquisition date will cause the number of assumed principal paydowns, and therefore interest expense, to differ under the Supplemental Pro Forma MD&A presentation as compared to the Pro Forma Article 11 presentation.

2(g) Income tax benefit (expense) was impacted by the tax effect of the above mentioned adjustments.

Industry, page 138

13.	We note references to third-party market data throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

The Company acknowledges the Staff’s comment and will distribute separately to the Staff support for the third-party market data contained in the Prospectus concurrently with the submission of this Amendment No. 1.

Intellectual Property, page 156

14.	We note that throughout your registration statement you emphasize the importance of your intellectual property to your business. For example, you emphasize that your brand name gives you competitive advantages in the marketplace. Please revise to discuss the Tyco trademark agreement and its effect on your rights to your intellectual property, including your brand name.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 43, 44, and 158 of Amendment No. 1.

*             *             *

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 3, 2017

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

cc:	Chris Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP

P. Gray Finney

ADT Inc.

Jeff Likosar

ADT Inc.